MATERIAL CHANGE REPORT
51-102F3

Item 1                      Name and Address of Company

Rubicon Minerals Corporation (the “Company”)
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2                      Date of Material Change

March 31, 2011

Item 3                      News Release

News release was issued on March 31, 2011 over Canada Newswire and PR Newswire.

Item 4                      Summary of Material Change

On March 31, 2011, the Company announced amended inferred mineral resource and geological potential estimates for its Phoenix Gold Project, F2 Gold System.  The amended estimates are a result of the previously announced review by the British Columbia Securities Commission of the Company’s NI 43-101 technical report filed on January 11, 2011.

Item 5                      Full Description of Material Change

5.1 Full Description of Material Change

Please see attached news release of March 31, 2011 for further details.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                      Omitted Information

Not applicable

Item 8                      Executive Officer

David W. Adamson, President & CEO (Tel:  604-623-3333)

Item 9                      Date of Report

April 4, 2011

News Release March 31, 2011
TSX:RMX | NYSE AMEX:RBY

Rubicon Announces Amended Inferred Mineral Resource and
Geological Potential Estimates for Phoenix Gold Project, Red Lake Ontario

Rubicon Minerals Corporation (RMX: TSX | RBY: NYSE-AMEX) (the “Company” or “Rubicon”) announced amended inferred mineral resource and geological potential estimates today for its Phoenix Gold Project, F2 Gold System. The amended estimates are a result of the previously announced review by the British Columbia Securities Commission of the Company’s NI 43-101 technical report filed on January 11, 2011 (the “Report”).

The following amended estimates were prepared by Peter George of Geoex Limited, the Company’s independent QP and author of the Report (the “Author”), and are effective March 31, 2011:

1.	Amended Inferred Mineral Resource Estimate

Polygonal Model Inferred Mineral Resource Estimate – Uncapped and Capped

Polygonal Model Inferred Mineral Resource Estimate (5 g/t gold cut-off and 10 gram x metre product (core length) – surface to 1200 metres below surface)
Inferred Tonnes	Gold (Uncapped Grade)		10-5-2 oz Capped Gold Grade*

	Inferred gold grade	Inferred	Inferred gold grade	Inferred
	(g/t)	Ounces	(g/t)	Ounces
5,500,000	20.34	3,597,000	17.29	3,057,000

 The polygonal model inferred resource estimate is based on composites which satisfy a 5 g/t gold cut-off and 10 gram x metre product (core length) as at July 31, 2010.

The estimates are in-situ and undiluted and figures are rounded.

*10-5-2 refers to an empirical capping strategy that caps gold values greater than 10 oz/ton to 10 oz/ton (342.8g/t), those between 5 and 10 oz/ton to 5 oz/ton (171.4 g/t),  those between 2 and 5 oz/ton to 2 oz/ton (68.6 g/t). Values less than 2oz/ton remain uncapped.

The polygonal model inferred mineral resource estimate prepared by the Author was based on 166,886 metres of diamond drilling in 237 drill holes carried out between February 27, 2008 (the date of the initial discovery) and July 31, 2010. The above inferred mineral resource estimate was prepared using the polygonal calculation method (see “Resource Calculation Methodology” below for details) which, in the opinion of the Author, is the appropriate method and is typically used for this type of deposit. The cut-off used is considered to be an economically reasonable estimate of breakeven mining costs.

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Inferred resources are too speculative to have economic consideration applied to them and there is no certainty that the inferred resources will be converted to measured and indicated resources.

2.	Amended Block Model Validation Inferred Mineral Resource Estimate

In addition to the polygonal model mineral resource calculation, as a means of validating the inferred mineral resource estimate by an independent method, a block model was calculated utilizing Surpac software.

Block Model Validation Inferred Mineral Resource Estimate (5 g/t cut-off) (surface to 1200 metres below surface)

Inferred Tonnes	Uncapped block model estimate		10-5-2 oz Capped block model estimate*
	Inferred gold grade (g/t)	Inferred Ounces	Inferred gold grade (g/t)	Inferred Ounces
6,017,000	16.49	3,190,000	15.69	3,035,000

 The block model inferred mineral resource estimate is based on composites which satisfy a 5 g/t gold cut-off as at July 31, 2010.

The estimates are in-situ and undiluted and figures are rounded.

*10-5-2 refers to an empirical capping strategy that caps gold values greater than 10 oz/ton to 10 oz/ton, those between 5 and 10 oz/ton to 5 oz/ton,  those between 2 and 5 oz/ton to 2 oz/ton. Values less than 2oz/ton remain uncapped.

The block model inferred mineral resource estimate prepared by the Author was based on 166,886 metres of diamond drilling in 237 drill holes carried out between February 27, 2008 (the date of the initial discovery) and July 31, 2010. The cut-off used is considered to be an economically reasonable estimate of breakeven mining costs.

Inferred resources are too speculative to have economic consideration applied to them and there is no certainty that the inferred resources will be converted to measured and indicated resources.

Parameters selected for the block model validation inferred mineral resource estimate are detailed below under “Resource Calculation Methodology”. On an uncapped basis, the block model estimates are within 9.4% of the tonnage, 18.9% of the grade and 11.3% of the total contained ounces of the uncapped polygonal estimate. On a capped basis, the block model estimates are within 9.4% of the tonnage, 9.3% of the grade and 0.7% of the total contained ounces of the capped polygonal estimate. While the Author does not consider the block model the most appropriate method for this type of deposit, the results provide strong supporting validation for the preferred polygonal estimate reported above. Capping has been carried out to allow an evaluation of the effect of capping. As additional data becomes available, additional studies of statistically based capping may be required.

3.	Amended Geological Potential

In addition to the above referenced inferred mineral resource estimates, the Author carried out a re-evaluation of geological potential between 0 and 1500 metres below surface, based on an analysis of the distribution of current drilling (strike length of 898 metres as of July 31, 2010) and opportunity for infill and expansion drilling to depth. The system remains open along strike and to depth beyond the current limit of drilling.

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The geological potential is based on the projection and extrapolation of the inferred resource present between 0 to 500 metres below surface as this area has the highest drill density of one drill hole per 55 m2 and contains an inferred resource of 2,988,000 tonnes grading 26.55 g/t gold containing 2,550,000 ounces of gold. In a portion of the area between 500 and 1500 metres below surface, drilling density is lower but still sufficient to qualify resources where drilling has been carried out. In the opinion of the Author, based on a review of project data, experience from elsewhere in Red Lake and general observations on lode gold deposits, the grade and tonnage profile of the area above 500 metres is likely to be replicated to depth with additional drilling. The Author estimates exclusive of the inferred resources, geological potential on a uncapped basis of between 1,670,000 and 4,360,000 tonnes grading 21.2 to 29.2 g/t gold for an additional 1,300,000 to 5,600,000 ounces of gold. If the 10-5-2 capping described above were applied, these estimates of potential would be reduced to 800,000 to 4,300,000 ounces of gold grading between 16.9 g/t and 23.2 g/t gold. A 10% upside and 20% downside potential for both tonnes and grade has been incorporated to address the possible uncertainty of the geological potential estimate.

The potential tonnages, grades and ounces set forth in the analysis of geological potential are conceptual in nature, as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.  Potential estimates are separate from the inferred mineral resources stated above.

The final amended NI 43-101 compliant technical report containing the amended inferred mineral resource and geological potential estimates will be filed on SEDAR within 14 days.

The principal differences between the amended estimates and those contained in the Report are as follows:

(1)	The polygonal inferred mineral resource estimate was revised to include resources between 0 and 1200 metres below surface (originally 0 to 1500 metres). Changes are tabulated below:

Amended Polygonal Inferred Mineral Resource Estimate, March 31, 2011
Uncapped (0 -1200 metres below surface)			10-5-2 Capped (0-1200 metres below surface)
Tonnes	Au g/t	Ounces	Tonnes	Au g/t	Ounces
5,500,000	20.34	3,597,000	5,500,000	17.29	3,057,000

Initial Polygonal Inferred Mineral Resource Estimate, January 11, 2011 Technical Report
Uncapped (0 -1500 metres below surface)
Tonnes	Au g/t	Ounces
6,204,000	20.1	4,007,400

Difference in Estimates
Uncapped (Initial vs. Amended)
Tonnes	Au g/t	Ounces
703,000	0.24	410,000

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(2)	Block Model estimates were revised to reflect estimates between 0 and 1200 metres below surface (originally 0-1500 metres below surface) and capping was applied. Changes are tabulated below:

Amended Block Model Validation Inferred Mineral Resource Estimate
Uncapped (0 – 1200 metres)			10-5-2 Capped (0 - 1200 metres)
Tonnes	Au g/t	Ounces	Tonnes	Au g/t	Ounces
6,017,000	16.49	3,190,000	6,017,000	15.69	3,035,000

Initial Block Model Validation Inferred Mineral Resource Estimate
Uncapped (0 -1500 metres below surface)
Tonnes	Au g/t	Ounces
5,830,000	17.17	3,210,000

Difference in Estimates
Uncapped (Initial vs. Amended)
Tonnes	Au g/t	Ounces
187,000	0.68	19,700

(3)
Geological Potential is now limited to between 0 and 1500 metres below surface (previously 0 - 2500 metres below surface) and results in the changes described above under “Amended Geological Potential”.

(4)	The Author has clarified his reliance on the 5 g/t gold cut-off and has removed tables in the Report regarding a 3 g/t gold cut-off resource estimate.

(5)
The Author has removed certain polygons which are below 1.2 metre horizontal width although most of these are close to other data points that could justify inclusion with some additional drilling. This results in a reduction in tonnes of 8.1%, grade increases by 4.5% and total ounces decrease by 4.0% compared to the initial statement of uncapped polygonal inferred resource estimate.

David Adamson, President and CEO of Rubicon, stated: “We appreciate the input the British Columbia Securities Commission has provided and especially wish to thank our shareholders for their patience and support during this period. All of us on the Rubicon team are pleased that the amended estimates confirm the fundamental and material nature, aspects and integrity of the mineral resource and look forward to moving the Project forward.”

Resource Calculation Methodology

The construction of the polygonal and block models was a product of collaboration between Rubicon and Geoex. Rubicon personnel included Matt Wunder P.Geo, V.P. Exploration and Eric Hinton P.Eng., Project Manager. All data in the resource evaluation were reviewed by Geoex with Mr. Peter George of Geoex assuming responsibility for the resource and geological potential estimates upon which the statements reported herein are based.

Polygonal Resource calculation

Geological sections and plans at scales of 1:1000, 1:500 and 1:200 were reviewed by the Author.  These plans and sections included a set of geological sections that were generated and interpreted by an independent geological consultant. Sections were selected at a tight spacing of 20 metres through the F2 Gold System and were based on all available geological and assay information.

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They show that major rock types can be correlated on section to depths of 1500 metres and over a strike length of approximately 1200 metres.  The Author reviewed selected drill core from the F2 Gold System, reviewed geological logging and sampling protocols used by project staff and agrees with the geological interpretation derived from the geological sections. Gold mineralization ranging from low (>1 g/t) to high grade is observed within (i.e. is bounded by) major mapped geological units. As described above, the geological sequence is sub-vertical to steep west dipping.

The QAQC protocols of the Company have been independently reviewed and approved by a third party consultant.  The Company also had an independent third party consultant audit the composite calculations.  The Author is of the opinion that the database underlying the Geoex resource estimates is suitable.

The Author prepared both 3g/t and 5g/t assay composites tables in 3D AutoCad to allow inspection of the distribution of significant gold mineralized intervals excluding a large number (>4000) lower grade intercepts (>1 g/t gold).  Significant drill intersections within bounding geological units and mineralized sub-zones were observed to conform closely to bounding geological units and are largely aligned in the direction of the East Bay Deformation Zone (“EBDZ”), i.e. they display a northeast trend and sub-vertical to steep westerly dip.

The Author has selected an elliptical area of influence with a minor axis radius of 37.5 metres and a major axis radius of 75 metres with the major axis plunging steeply to the south parallel to the local and regional structural plunge.  The dimensions reflect distances that are well within the observed horizontal and vertical dimensions and continuity of the known mineralization.

The area of each polygon was determined in 3D Autocad.  The horizontal width of the polygon perpendicular to the plane of the intersection was calculated in the resource spreadsheet based upon the core width, the dip and azimuth of the hole at the long section pierce point and the strike direction of the long section.  The volume of the polygon was determined by multiplying the area from the vertical section by the horizontal width at the pierce point on the long section.  Tonnage is calculated by multiplying the volume of the polygon (cubic metres) by the average specific gravity (2.85 assumed for this amended resource estimtate).  Average grade is estimated by the weighted average of the sum of the polygon tonnes x grade divided by the total tonnes.

Block Model calculation

In order to validate the polygonal model, the Author reviewed the results of a second inferred mineral resource estimate derived using block model analysis. The block model was prepared using Surpac Version 6.1.4 software as follows:

The block model estimation was performed using the same data set used for the polygonal resource estimate. Drill hole assay data were reviewed and a composite interval of 1.0 metre was selected for the data set. During the compositing process, Surpac software declustered the data to address uneven spatial assay distribution. Variogram analysis was performed and block size optimization was carried out. Verification of Surpac block model assumptions, variogram analysis and input parameters was carried out by an independent third party.

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The results of the variogram analysis are as follows:

Variogram parameters • Major axis (dip direction – near vertical):	36.0m radius
Anisotropy Ratios • Semi major axis (strike direction):	1.40 (ratio to major axis) or 25.7m radius
• Minor axis (across strike direction):	3.40 (ratio to major axis) or 10.6m radius
Search ellipse parameters • First Axis (strike direction):	13.40 degrees (Mine Grid)*
• Second Axis (plunge direction):	69.00 degrees
• Third Axis (dip direction):	10.00 degrees
• Inferred resource estimate used search parameters of 2 times variogram ranges
• Max search distance of major axis:	72.000 metres

*Mine Grid zero degrees azimuth = 45 degrees clockwise rotation to magnetic North.

The variogram results are generally consistent with the geological model used in the polygonal estimation having two axes that approximate the observed geological and mineralized trend of the EBDZ (northeast). The plunge of the second axis is also generally consistent with the observed plunge in the geological model (70-80 degrees) used in the polygonal estimate.

Block Model Validation Inferred Mineral Resource

The block size selected for the block model was based on a block size optimization analysis performed using Surpac. The search method selected was inverse distance squared.  The search radius employed was two times the variogram ranges (72 x 51 x 21 metres) and is consistent with standard block model methodology for inferred mineral resources.  A minimum of three samples and maximum of five samples were selected as requirements for populating each block.

It is noted that the standard 2x variogram search parameter dimensions used to classify the block model inferred resource are larger than the polygons used in the polygonal estimate derived from analysis of sectional data which lends independent support to the polygon size selected in the polygon model which was derived independently from analysis of sectional geological and assay data.

The block model was constrained utilizing surfaces for the following:

• The lake bottom;

• The claim boundary; and

• The hanging wall geological contact to the F2 system.

The Author evaluated the effect of using the smaller polygonal search ellipse instead of the the 2 times variogram range which resulted in no material difference to the stated block model inferred mineral resource estimate.

RUBICON MINERALS CORPORATION

"David W. Adamson"
President & CEO

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Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were estimated using CIM Standards.

Qualified Persons
The content of this news release has been read and approved by Peter George, P.Geo. President and consulting geologist of Geoex Limited, an independent Qualified Person as defined by NI 43-101. Exploration drill programs and all data forming the basis of the inferred resource estimate described in this release were supervised and verified by Terry Bursey, P.Geo,. Regional Manager for Rubicon and a Qualified Person as defined by NI 43-101.  All data required for the block calculation described in this release was prepared and verified by Eric Hinton, P.Eng, Project Manager of Rubicon and a Qualified Person as defined by NI 43-101.  The inferred resource estimate, including the polygonal resource calculation and the block model calculation, and the geological potential analysis were prepared by Peter George, P.Geo., President and consulting geologist of Geoex Limited, an independent Qualified Person as defined by NI 43-101, and he verified all data received from Rubicon in connection with same.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources
This press release uses the term "inferred resources."  We advise U.S. investors that while this term is recognized and required by Canadian regulations, it is not recognized by the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of a feasibility study or prefeasibility studies, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures.   U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding estimates of mineral resources, estimates of gold grades and in-place ounces, the preparation and timing of a final amended technical report in respect of the inferred resource and geological potential estimates and the timing and nature of future exploration programs.  Our exploration programs are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 Gold System has, or that it will generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning reserve and resource estimates; results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of Rubicon and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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